SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


   Report on Form 6-K for the period from 1 February 2006 to 14 February 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X     Form 40-F
                                   -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures:

1. A notification dated 1 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 31 January 2006 the Company had 509,562,298 Ordinary shares in issue.

2. A notification dated 2 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 1 February 2006 the Company had 510,166,753 Ordinary shares in issue.
3. A notification dated 2 February 2006 advising that Credit Suisse have a 3% interest in the issued Ordinary share capital of the Company.
4. A notification dated 2 February 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 267,305 Ordinary shares in the Company in which the directors have a technical interest.
5. A notification dated 2 February 2006 advising of the acquisition of 25 Ordinary shares in the Company by Sir Christopher O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.
6. A notification dated 2 February 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 16,098 Ordinary shares in the Company in which the directors have a technical interest.
7. A notification dated 3 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 2 February 2006 the Company had 510,516,516 Ordinary shares in issue.
8. A notification dated 3 February 2006 advising that The BOC Group plc will be announcing its results for the three months ended 31 December 2005 on Wednesday 8 February 2006.
9. A notification dated 3 February 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 77,817 Ordinary shares in the Company in which the directors have a technical interest.
10. A notification dated 6 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 3 February 2006 the Company had 510,762,456 Ordinary shares in issue.
11. A notification dated 7 February 2006 advising that UBS AG have a 5.2% interest in the issued Ordinary shares capital of the Company.
12. A notification dated 8 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 7 February 2006 the Company had 511,597,906 Ordinary shares in issue.
13. A notification dated 8 February 2006 advising that Zurich Financial Services and its Group have a 3.01% interest in the issued Ordinary share capital of the Company.
14. A notification dated 9 February 2006 advising of the publication of the Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Quarterly Result for the period ended 31 December 2005.
15. A notification dated 9 February 2006 advising that Credit Suisse have a 4.14% interest in the issued Ordinary share capital of the Company.
16. A notification dated 9 February 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 240,220 Ordinary shares in the Company in which the directors have a technical interest.
17. A notification dated 10 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 9 February 2006 the Company had 511,873,566 Ordinary shares in issue.
18. A notification dated 10 February 2006 advising of the disposal by Ogier Trustee (Jersey) Limited, as trustee of The BOC Group plc Employee Share Trust (1995), a total of 69,603 Ordinary shares in the Company in which the directors have a technical interest.
19. A notification dated 14 February 2006 in accordance with Rule 2.10 of the City Code on Takeovers and Mergers confirming that at the close of business on 13 February 2006 the Company had 512,122,834 Ordinary shares in issue.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 FEBRUARY 2006
                  AT 07.02 HRS UNDER REF: PRNUK-0102060647-1F1D


1 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 January 2006 it had in issue 509,562,298 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 FEBRUARY 2006
                  AT 07.02 HRS UNDER REF: PRNUK-0202060650-6E33


2 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 1 February 2006 it had in issue 510,166,753 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 2 FEBRUARY 2006 AT 10.55 HRS UNDER REF: PRNUK-0202061053-488F



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

------------------------------------------------------------------------------------------------------------------------------------
1.  Name of company                                        2. Name of shareholder having a major interest
------------------------------------------------------------------------------------------------------------------------------------
    THE BOC GROUP plc                                         CREDIT SUISSE
------------------------------------------------------------------------------------------------------------------------------------
3.  Please state whether notification indicates that       4. Name of the registered holder(s) and, if more than one holder,
    it is in respect of holding of the shareholder            the number of shares held by each of them
    named in 2 above or in respect of a
    non-beneficial interest or in the case of an
    individual holder if it is a holding of that
    person's spouse or children under the age of 18
------------------------------------------------------------------------------------------------------------------------------------
    NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2             CREDIT SUISSE SECURITIES (EUROPE) LIMITED - 15,209,462
    ABOVE                                                     CREDIT SUISSE INTERNATIONAL - 8,589
                                                              CREDIT SUISSE SECURITIES (USA) LLC - 9,600
------------------------------------------------------------------------------------------------------------------------------------
5.  Number of                   6. Percentage of issued    7. Number of shares/amount        8. Percentage of issued class
    shares/amount of               class                      of stock disposed
    acquired
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9.  Class of security                                     10. Date of transaction           11. Date company informed
------------------------------------------------------------------------------------------------------------------------------------
    ORDINARY SHARES OF 25P EACH                               27 JANUARY 2006                   31 JANUARY 2006
------------------------------------------------------------------------------------------------------------------------------------
12. Total holding following this notification             13. Total percentage holding of issued class following this notification
------------------------------------------------------------------------------------------------------------------------------------
    15,227,651                                                3.00%
------------------------------------------------------------------------------------------------------------------------------------
14. Any additional information                            15. Name of contact and telephone number for queries
------------------------------------------------------------------------------------------------------------------------------------
    IN A LETTER DATED 31 JANUARY 2006, THE BOC                SARAH LARKINS
    GROUP plc HAS BEEN ADVISED THAT CREDIT SUISSE             ASSISTANT COMPANY SECRETARY
    HOLDS A 3.00% INTEREST IN THE ORDINARY SHARE              01276 807383
    CAPITAL OF THE COMPANY.
------------------------------------------------------------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

------------------------------------------------------------------------------------------------------------------------------------
    SARAH LARKINS
------------------------------------------------------------------------------------------------------------------------------------

Date of notification   2 FEBRUARY 2006

------------------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 FEBRUARY 2006
                  AT 11.40 HRS UNDER REF: PRNUK-0202061137-ACB5

2 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals:-

1 February 2006 - 150,853 Ordinary shares of 25p each at an average exercise price of 967p per share

2 February 2006 - 116,452 Ordinary shares of 25p each at an average exercise price of 946p per share

by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of a total of 267,305 Ordinary shares, the Trustee now holds 4,921,387 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,921,387 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 FEBRUARY 2006
                  AT 13.48 HRS UNDER REF: PRNUK-0202061346-53D1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

       Please complete all relevant boxes should in block capital letters.
--------------------------------------------------------------------------------------------------------------
1.    Name of the issuer                         2.    State whether the notification relates to (i) a
                                                       transaction notified in accordance with DR
                                                       3.1.4R(1)(a); or

                                                       (ii) DR 3.1.4(R)(1)(b) a
                                                       disclosure made in accordance with
                                                       section 324 (as extended by
                                                       section 328) of the Companies Act
                                                       1985; or

                                                       (iii) both (i) and (ii)

      THE BOC GROUP plc                                (iii) IN ACCORDANCE WITH BOTH (i) AND (ii) ABOVE.
----------------------------------------------------------------------------------------------------------------
3.    Name of person discharging managerial      4.    State whether notification relates to a person
      responsibilities/director                        connected with a person discharging managerial
                                                       responsibilities/director named in 3 and identify
                                                       the connected person

      CHRISTOPHER JOHN O'DONNELL                       N/A
----------------------------------------------------------------------------------------------------------------
5.    Indicate whether the notification          6.    Description of shares (including class), debentures or
      is in respect of a holding of the                derivatives or financial instruments relating to shares
      person referred to in 3 or 4
      above or in respect of a non-beneficial
      interest

      IN RESPECT OF A HOLDING OF THE DIRECTOR          ORDINARY SHARES OF 25P EACH.
      IN 3 ABOVE.
---------------------------------------------------------------------------------------------------------------
7.    Name of registered shareholders(s)         8     State the nature of the transaction
      and, if more than one, the number
      of shares held by each of them

      CHRISTOPHER JOHN O'DONNELL                       PURCHASE OF SHARES UNDER THE DIVIDEND
                                                       REINVESTMENT PLAN.
---------------------------------------------------------------------------------------------------------------


                                                                    Page 7 of 26

---------------------------------------------------------------------------------------------------------------
9.               Number of shares,               10.                  Percentage of issued class
                 debentures or financial                              acquired (treasury shares of
                 instruments relating to                              that class should not be taken
                 shares acquired                                      into account when calculating
                                                                      percentage)

                 25                                                   LESS THAN 0.01%
---------------------------------------------------------------------------------------------------------------
11.              Number of shares,               12.                  Percentage of issued class
                 debentures or financial                              disposed (treasury shares of
                 instruments relating to                              that class should not be taken
                 shares disposed                                      into account when calculating
                                                                      percentage)

                 N/A                                                  N/A
---------------------------------------------------------------------------------------------------------------
13.              Price per share or value of     14.                  Date and place of
                 transaction                                          transaction

                 1486.5p PER SHARE                                    1 FEBRUARY 2006,
                                                                      LONDON
---------------------------------------------------------------------------------------------------------------
15.              Total holding following         16.                   Date issuer informed of
                 notification and total                                transaction
                 percentage holding
                 following notification (any
                 treasury shares should
                 not be taken into account when
                 calculating percentage)

                 2,389                                                 2 FEBRUARY 2006
---------------------------------------------------------------------------------------------------------------


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

---------------------------------------------------------------------------------------------------------------
17    Date of grant                              18.   Period during which or date on which it can
                                                       be exercised

---------------------------------------------------------------------------------------------------------------
19.   Total amount paid (if any) for grant       20.   Description of shares or debentures
      of the option                                    involved (class and number)

---------------------------------------------------------------------------------------------------------------
21.   Exercise price (if fixed at time of grant) 22.   Total number of shares or debentures over which
      or indication that price is to be fixed          options held following notification
      at the time of exercise

---------------------------------------------------------------------------------------------------------------

                                                                    Page 8 of 26

---------------------------------------------------------------------------------------------------------------
23.   Any additional information                 24.   Name of contact and telephone number for queries

---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification

SARAH LARKINS, ASSISTANT COMPANY SECRETARY

Date of notification   2 FEBRUARY 2006
---------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 2 FEBRUARY 2006
                 AT 16.18 HRS UNDER REF: PRNUK-0202061617-3E0A



2 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 2 February 2006 of 16,098 Ordinary shares of 25p each in the Company at an average exercise price of 960.75p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 16,098 Ordinary shares, the Trustee now holds 4,905,289 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,905,289 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2006
                  AT 07.02 HRS UNDER REF: PRNUK-0302060652-9DF7


3 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 2 February 2006 it had in issue 510,516,616 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations         01276 477222

The Maitland Consultancy

Neil Bennett                                            0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 3 FEBRUARY 2006 AT 12.06 HRS UNDER REF: PRNUK-0302061205-2C38


3 February 2006

The BOC Group plc

The BOC Group plc will be announcing its results for the three months ended 31 December 2005 on Wednesday 8 February 2006.


Contact:        Christopher Marsay, Director - Investor Relations
                The BOC Group, Windlesham, UK
                Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 3 FEBRUARY 2006
                 AT 16.10 HRS UNDER REF: PRNUK-0302061609-95A3


3 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 3 February 2006 of 77,817 Ordinary shares of 25p each in the Company at an average exercise price of 954.50p per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 77,817 Ordinary shares, the Trustee now holds 4,827,472 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,827,472 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 6 FEBRUARY 2006
                  AT 07.02 HRS UNDER REF: PRNUK-0602060649-4071


6 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 3 February 2006 it had in issue 510,762,456 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations         01276 477222

The Maitland Consultancy

Neil Bennett                                            0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 7 FEBRUARY 2006 AT 11.42 HRS UNDER REF: PRNUK-0702061141-DC53



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                        2.    Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                            UBS AG

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates            4.    Number of the registered holder(s) and, if more than
      that it is in respect of holding of the                      one holder, the number of shares held by each of them
      shareholder named in 2 above or in respect of
      a non-beneficial interest or in the case of an
      individual holder if it is a holding of that
      person's spouse or children under the age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY                           UBS AG LONDON BRANCH - 25,177,228
      NAMED IN 2 ABOVE                                             UBS GLOBAL ASSET MANAGEMENT LIFE LTD - 1,308,936
                                                                   UBS SECURITIES LLC - 296
                                                                   UBS FINANCIAL SERVICES INC - 26,040
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of                 6.   Percentage of issued    7.    Number of shares/amount     8.   Percentage of issued
      shares/amount of stock         class                         of stock disposed                class
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                       10.   Date of transaction         11.  Date company informed
-------------------------------------------------------------------------------------------------------------------------
     ORDINARY SHARES OF 25P EACH                                   3 FEBRUARY 2006                  7 FEBRUARY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification              13.   Total percentage holding of issued class following this
                                                                   notification
-------------------------------------------------------------------------------------------------------------------------
      26,512,500                                                   5.20%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                             15.   Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 6 FEBRUARY 2006, THE                       SARAH LARKINS
      BOC GROUP plc HAS BEEN ADVISED THAT UBS                      ASSISTANT COMPANY SECRETARY
      AG HOLDS A 5.20% INTEREST IN THE                             01276 807383
      ORDINARY SHARE CAPITAL OF THE COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS

-------------------------------------------------------------------------------------------------------------------------

Date of notification   7 FEBRUARY 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 8 FEBRUARY 2006
                  AT 07.15 HRS UNDER REF: PRMUK-0802060714-9F3A


8 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 February 2006 it had in issue 511,597,906 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations         01276 477222

The Maitland Consultancy

Neil Bennett                                            0207 379 5151

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 8 FEBRUARY 2006 AT 17.54 HRS UNDER REF: PRNUK-0802061753-FDBE



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                        2.    Name of shareholder having a major interest

      The BOC Group plc                                            Zurich Financial Services and its Group

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that       4.    Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder               holder, the number of shares held by each of them
      named in 2 above or in respect of a non-
      beneficial interest or in the case of an                     See attached schedule.
      individual holder if it is a holding of that
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of                 6.   Percentage of issued    7.    Number of shares/amount     8.   Percentage of issued
      shares/amount of stock         class                         of stock disposed                class
      acquired


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                      10.   Date of transaction         11.  Date company informed

      Ordinary shares of 25p each                                  8 February 2006                  8 February 2006

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification              13.   Total percentage holding of issued class following
                                                                   this notification

      15,398,569                                                   3.01%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                             15.   Name of contact and telephone number for queries

      In a letter dated 8 February 2006, The BOC Group             Sarah Larkins
      plc has been advised that Zurich Financial Services          Assistant Company Secretary
      and its Group holds a 3.01% interest in the                  01276 807383
      Ordinary Share Capital of the Company.

-------------------------------------------------------------------------------------------------------------------------

                                                                   Page 17 of 26

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___8 February 2006_________

-------------------------------------------------------------------------------------------------------------------------

Registered Holders Report

As at 8 February 2006, Zurich Financial Services and its Group through the registered holders listed below, had a notifiable interest in 15,398,569 Ordinary shares of 25p each in The BOC Group plc.

----------------------------------------------------------------------------------------------------------------
Registered Holder                         Beneficial Owner        Account Information             Holding
----------------------------------------------------------------------------------------------------------------
Chase Nominees Ltd                        Zurich Australia                N/A                     14,739
                                            Insurance Ltd
----------------------------------------------------------------------------------------------------------------
Vidacos Nominees Ltd                       Eagle Star Life                N/A                     46,994
                                        Assurance Company of
                                             Ireland Ltd
----------------------------------------------------------------------------------------------------------------
BNY (OCS) Nominees Ltd                    Zurich Insurance                N/A                     63,242
                                         Company, UK Branch
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             03449                    85,000
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             02891                  11,328,394
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             35822                     9,523
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             11121                     7,477
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             07205                    630,647
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             21688                    510,011
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                 Zurich Assurance Ltd             02642                    774,672
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                  The Trustees of the             07199                    62,212
                                        Eagle Star Executives
                                        Pension Scheme Trust
----------------------------------------------------------------------------------------------------------------
Littledown Nominees Ltd                   Eagle Star Staff               07207                   1,615,749
                                           Pension Scheme
----------------------------------------------------------------------------------------------------------------
BNY (OCS) Nominees Ltd                    Zurich Insurance              219064                    183,748
                                         Company, UK Branch
----------------------------------------------------------------------------------------------------------------
William & Glyns (Isle of Man)               Allied Dunbar               301780                    19,000
Nominees Ltd                             International Fund
                                            Managers Ltd
----------------------------------------------------------------------------------------------------------------
William & Glyns (Isle of Man)               Allied Dunbar               301778                    23,941
Nominees Ltd                             International Fund
                                            Managers Ltd
----------------------------------------------------------------------------------------------------------------
William & Glyns (Isle of Man)               Allied Dunbar               301781                    23,220
Nominees Ltd                             International Fund
                                            Managers Ltd
----------------------------------------------------------------------------------------------------------------
                                                                TOTAL                           15,398,569
----------------------------------------------------------------------------------------------------------------

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 9 FEBRUARY 2006 AT 12.43 HRS UNDER REF: 1830Y

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The BOC Group plc (pound)850,000,000 Euro Medium Term Note Programme incorporating by reference the Quarterly Result for the period ended 31 December 2005 of The BOC Group plc

To view the full document, please paste the following URL into the address bar of your browser.


http://www.rns-pdf.londonstockexchange.com/rns/1830y_-2006-2-9.pdf
------------------------------------------------------------------


For further information, please contact

Peter Turner - Director, Taxation and Treasury
The BOC Group plc
Telephone:  01276 477222

Sarah Larkins - Assistant Company Secretary
The BOC Group plc
Telephone:01276 477222

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 9 FEBRUARY 2006 AT 16.15 HRS UNDER REF: PRNUK-0902061614-ECCF



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                        2.    Name of shareholder having a major interest
-------------------------------------------------------------------------------------------------------------------------
      THE BOC GROUP plc                                            CREDIT SUISSE

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that it    4.    Name of the registered holder(s) and, if more than one
      is in respect of holding of the shareholder named in         holder, the number of shares held by each of them
      2 above or in respect of a non-beneficial interest
      or in the case of an individual holder if it is a
      holding of that person's spouse or children under the
      age of 18
-------------------------------------------------------------------------------------------------------------------------
      NOTIFICATION IN RESPECT OF A PARTY NAMED IN 2                CREDIT SUISSE SECURITIES (EUROPE) LIMITED -
      ABOVE                                                        18,499,066
                                                                   CREDIT SUISSE INTERNATIONAL - 2,638,590
                                                                   CREDIT SUISSE SECURITIES (USA) LLC - 14,800
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of                 6.   Percentage of issued    7.    Number of shares/amount     8.   Percentage of issued
      shares/amount of stock         class                         of stock disposed                class
      acquired
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.    Class of security                                      10.   Date of transaction         11.  Date company informed

-------------------------------------------------------------------------------------------------------------------------
      ORDINARY SHARES OF 25P EACH                                  6 FEBRUARY 2006                  9 FEBRUARY 2006
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification              13.   Total percentage holding of issued class following
                                                                   this notification
-------------------------------------------------------------------------------------------------------------------------
      21,152,456                                                   4.14%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                             15.   Name of contact and telephone number for queries

-------------------------------------------------------------------------------------------------------------------------
      IN A LETTER DATED 9 FEBRUARY 2006, THE                       SARAH LARKINS
      BOC GROUP plc HAS BEEN ADVISED THAT                          ASSISTANT COMPANY SECRETARY
      CREDIT SUISSE HOLDS A 4.14% INTEREST IN                      01276 807383
      THE ORDINARY SHARE CAPITAL OF THE
      COMPANY.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

-------------------------------------------------------------------------------------------------------------------------
      SARAH LARKINS
-------------------------------------------------------------------------------------------------------------------------

Date of notification   9 FEBRUARY 2006

-------------------------------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 9 FEBRUARY 2006
                 AT 16.35 HRS UNDER REF: PRNUK-0902061634-D8B8


9 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals on 9 February 2006:-

119,322 Ordinary shares of 25p each in the Company at an average exercise price of 990.14p per share

120,898 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 240,220 Ordinary shares, the Trustee now holds 4,587,252 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,587,252 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 10 FEBRUARY 2006
                  AT 07.00 HRS UNDER REF: PRNUK-1002060655-D49E



10 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9 February 2006 it had in issue 511,873,566 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations         01276 477222

The Maitland Consultancy

Neil Bennett                                            0207 379 5151

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 10 FEBRUARY 2006
                  AT 12.50 HRS UNDER REF: PRNUK-1002061249-47D3

10 February 2006

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the following disposals on 10 February 2006:-

50,223 Ordinary shares of 25p each in the Company at an average exercise price of 979.66p per share

19,380 Ordinary shares of 25p each in the Company at nil cost per share by Ogier Trustee (Jersey) Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 69,603 Ordinary shares, the Trustee now holds 4,517,649 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,517,649 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 14 FEBRUARY 2006
                  AT 08.50 HRS UNDER REF: PRNUK-1402060849-4300


14 February 2006

The BOC Group plc

RULE 2.10 ANNOUNCEMENT

The BOC Group plc ("BOC") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 13 February 2006 it had in issue 512,122,834 (including those represented by ADSs) ordinary shares of 25 pence each ("BOC Shares").

The ISIN reference number for the BOC Shares is GB0001081206 and for the American Depositary Shares of BOC is CUSIP055617609.

Each American Depositary Share of BOC represents two BOC Shares.

Contacts:

The BOC Group plc

Christopher Marsay, Director Investor Relations      01276 477222

The Maitland Consultancy

Neil Bennett                                         0207 379 5151

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: February 16, 2006



                                         By:   /s/      Carol Hunt
                                              ----------------------------------
                                              Name:     Carol Hunt
                                              Title:    Deputy Company Secretary